LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition as of December 31, 2021, and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**.

Deloitte & Touche LLP
12830 El Camino Real
Suite 600
San Diego, CA 92130
USA

Tel:+1 619 232 6500
Fax:+1 619 237 6802
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of LPL Financial Holdings Inc.
and Member of LPL Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2022

We have served as the Company's auditor since 2001.

LPL FINANCIAL LLC
Statement of Financial Condition
December 31, 2021
(in thousands)

ASSETS

Cash and equivalents	$	273,374
Cash segregated under federal or other regulations		1,496,454
Restricted cash		750
Receivables from clients, net		578,889
Receivables from brokers, dealers and clearing organizations		103,266
Advisor loans, net		943,597
Other receivables, net		565,340
Trading securities — at fair value		39,274
Property and equipment, net		478,646
Goodwill		323,730
Other intangibles, net		266,985
Due from affiliates		19,776
Other assets		283,446
Total assets	$	5,373,527

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Client payables	1,711,967
Payables to brokers, dealers and clearing organizations	170,119
Accrued advisory and commission expenses payable	220,069
Other borrowings	35,000
Accounts payable and accrued liabilities	291,515
Due to affiliates	9,521
Other liabilities	294,145
Total liabilities	2,732,336
Commitments and contingencies (Note 11)	
MEMBER'S EQUITY	2,641,191
Total liabilities and member's equity	$ 5,373,527

See notes to the financial statement.

LPL FINANCIAL LLC
NOTES TO THE FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively, "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services, enabling its advisors to offer personalized financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in Fort Mill, South Carolina; San Diego, California; Boston, Massachusetts; and Austin, Texas. The Company is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). LPL Financial introduces commodities and futures products to ADM Investor Services Inc. ("ADM"), and all commodities accounts and related positions are held by ADM. LPL Financial is regulated by the CFTC and the NFA.

On April 30, 2021, LPLH acquired the wealth management business of Waddell & Reed Financial, Inc. in order to expand its addressable markets and complement organic growth. LPLH accounted for the acquisition under the acquisition method of accounting for business combinations. During the third quarter of 2021 the registrations of the advisors acquired were transferred from Waddell & Reed, LLC, a broker-dealer included as part of the acquisition, to the Company along with certain assets and liabilities related to these advisors. This transaction was accounted for as a combination of entities under common control that results in a change in the reporting entity. As a result, the assets and liabilities transferred were recorded in the Company's statement of financial condition at their carrying values on the date of transfer. The effects of the change in the reporting entity resulted in an increase in net assets of $283.7 million on the date of transfer. For additional information on assets and liabilities transferred to the Company, see Note 2 – *Summary of Significant Accounting Policies* and Note 6– *Goodwill and Other Intangibles, Net.*

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, goodwill and other intangibles, allowance for credit losses for receivables, accruals for liabilities, and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

Financial Statement Presentation Changes

Certain financial statement line items in the statement of financial condition have been reclassified to better align with industry practice and the Company's business to better serve financial statement users. The statement of financial condition has been reclassified as follows:

- Receivables from product sponsors have been reclassified to Other receivables, net. These were previously included in Receivables from product sponsors, broker-dealers and clearing organizations;

- Advisor accounts receivable and institutional loans, net of related allowance have been reclassified to Advisor loans, net. These were previously included in Other receivables, net and Other assets, respectively;

- Certain other financial statement line items, which were previously reported as discrete line items, including Securities borrowed and Operating lease assets, have been reclassified to Other assets;

- Drafts payable and Payables to clients, which were previously reported as discrete line items, were reclassified to Client payables;

- Liabilities related to the Company's employee deferred compensation plan have been reclassified to Other liabilities. These were previously included in Accounts payable and accrued liabilities; and

- Certain other financial statement line items, which were previously reported as discrete line items, including Unearned revenue, Securities sold, but not yet purchased, and Lease liabilities, have been reclassified to Other liabilities.

These changes did not impact total assets or total liabilities.

Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process and regulatory environment.

Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and equivalents are composed of interest and noninterest-bearing deposits, money market funds and U.S. government obligations.

Cash Segregated Under Federal or Other Regulations

As a broker-dealer carrying client accounts, the Company is required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other regulations. Held within this account is approximately $100,000 of cash for the proprietary accounts of introducing broker-dealers.

Receivables from Clients, Net and Client Payables

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Client payables represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. The Company pays interest on certain client payable balances.

Receivables from clients are generally fully secured by securities held in the clients' accounts. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, the Company establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, the Company considers a number of factors, including its ability to collect from the client or the client's advisor and its historical experience in collecting on such transactions.

The following table reflects a roll-forward of the allowance for credit losses on receivables from clients for the year ended December 31, 2021 (in thousands):

Beginning balance — January 1	$	520
Provision for credit losses		424
Charge-offs, net of recoveries		43
Ending balance — December 31	$	987

Advisor Loans, Net

Advisor loans, net includes loans made to advisors and financial institutions and other advisor fee receivables. The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances and other loans. The decision to extend credit to an advisor is generally based on the advisor's credit history and their ability to generate future revenue. Loans made in connection with recruiting can be either repayable or forgivable over terms generally up to ten years provided that the advisor remains licensed through LPL Financial. Forgivable loans are not repaid in cash and are amortized over the term of the loan. If an advisor terminates their arrangement with the Company prior to the loan maturity date, the remaining balance becomes repayable immediately. An allowance for credit losses is recorded at the inception of a repayable loan or upon advisor termination for forgivable loans using estimates and assumptions based on historical lifetime loss experience and expectations of future loss rates based on current facts. Advisor repayable loans, net totaled $171.0 million as of December 31, 2021.

The following table reflects a roll-forward of the allowance for credit losses on advisor loans for the year ended December 31, 2021 (in thousands):

Beginning balance — January 1	$	8,448
Provision for credit losses		6,657
Charge-offs, net of recoveries		(4,296)
Ending balance — December 31	$	10,809

Other Receivables, Net

Other receivables, net primarily consist of receivables due from product sponsors and others, miscellaneous receivables and short-term secured loans to clients. An allowance for credit losses is recorded at inception using estimates and assumptions based on historical experience, current facts and other factors. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following table reflects a roll-forward of the allowance for credit losses on other receivables for the year ended December 31, 2021 (in thousands):

Beginning balance — January 1	$	113
Provision for credit losses		1,670
Charge-offs, net of recoveries		(1,655)
Ending balance — December 31	$	128

Trading Securities

The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds and municipal bonds) as trading securities, which are carried at fair value. The Company has not classified any investments as available-for-sale.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and is adjusted when considered necessary to minimize the risk associated with this activity. Securities borrowed are included in other assets on the statement of financial condition.

As of December 31, 2021, the contract and collateral market values of borrowed securities were $10.0 million and $9.7 million, respectively.

Fractional Shares

The Company acts in a principal capacity in respect of fractional shares resulting from the dividend reinvestment program that is offered to clients by aggregating dividends received by clients, executing purchases of whole shares, and allocating the whole shares to clients on a fractional basis based on the dividend amounts that are reinvested. Shares remaining after this process and fractional shares purchased by the Company in client liquidations are included in the Company's inventory and reflected as trading securities on the Company's statement of financial condition. Fractional shares that have been allocated to clients do not meet the criteria for sale accounting in ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation related to shares held by clients) with a corresponding investment in fractional shares. These are reflected in other assets and other liabilities, respectively, on the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation and determines fair value based on quoted prices in active markets.

Property and Equipment, Net

Internally developed software, leasehold improvements, computers and software and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are included in property and equipment and subsequently amortized over the estimated useful life of the software, which is generally five years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software are depreciated over a period of three to five years. Furniture and equipment are depreciated over a period of three to seven years.

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of property and equipment occurred for the year ended December 31, 2021.

Acquisitions

Accounting for business combinations requires the Company to make significant estimates and assumptions with respect to intangible assets, liabilities assumed and pre-acquisition contingencies. These assumptions include, but are not limited to, future expected cash flows and discount rates, and are based in part on historical experience, market data, and information obtained from the management of the acquired companies.

When acquiring companies, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill is recognized for business combinations as of the acquisition date and is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

The Company also enters into asset acquisitions for single identifiable assets. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the useful life of the asset purchased. These assumptions are based in part on historical experience and market data.

Goodwill and Other Intangibles, Net

Goodwill and other indefinite-lived intangibles are tested annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. An impairment loss will be recognized if a reporting unit's carrying amount exceeds its fair value, to the extent that it does not exceed the total carrying amount of goodwill. No impairment of goodwill or other indefinite-lived intangibles was recognized for the year ended December 31, 2021.

Intangibles that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of definite-lived intangibles recognized for the year ended December 31, 2021.

Debt Issuance Costs

Debt issuance costs for the Company's revolving credit facility have been capitalized and are being amortized over the expected term of the agreement. These costs are included in other assets and subsequently amortized ratably over the term of the revolving credit facility, regardless of whether there are any outstanding borrowings.

Leases

Lease assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date and reflected in other assets and other liabilities, respectively, on the statement of financial condition. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. For additional information, see Note 10 - *Leases*.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 11 - *Commitments and Contingencies*.

Recently Issued or Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's financial statement and related disclosures. There were no new accounting pronouncements adopted during the year ended December 31, 2021 that materially impacted the Company's financial statement and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between these fair value measurement classifications during the year ended December 31, 2021.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2021, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Trading Securities and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2021, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets primarily consist of deferred compensation plan assets that are invested in money market and other mutual funds, which are actively traded and valued based on quoted market prices.

Fractional Shares — The Company's investment in fractional shares held by customers is reflected in other assets while the related purchase obligation for such shares are reflected in other liabilities. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its investment in fractional shares held by customers and the related repurchase obligations. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. At December 31, 2021, the Company did not adjust prices received from the independent third-party pricing services.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2021 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Trading securities:				
Money market funds	$ 123	$ —	$ —	$ 123
Mutual funds	19,112	—	—	19,112
Equity securities	440	—	—	440
U.S. treasury obligations	19,599	—	—	19,599
Total trading securities	39,274	—	—	39,274
Other assets:				
Deferred compensation plan	17,060	—	—	17,060
Other investments	—	925	—	925
Fractional shares - investment	114,574	—	—	114,574
Total other assets	131,634	925	—	132,559
Total assets at fair value	$ 170,908	$ 925	$ —	$ 171,833
Liabilities				
Other liabilities:				
Securities sold, but not yet purchased:				
Equity securities	$ 467	$ —	$ —	$ 467
Debt securities	—	105	—	105
Total securities sold, but not yet purchased	467	105	—	572
Fractional shares - repurchase obligation	114,574	—	—	114,574
Total other liabilities	115,041	105	—	115,146
Total liabilities at fair value	$ 115,041	$ 105	$ —	$ 115,146

LPL FINANCIAL LLC
NOTES TO THE FINANCIAL STATEMENT

Fair Value of Financial Instruments Not Measured at Fair Value

The following table summarizes the carrying values, fair values and fair value hierarchy level classification of financial instruments that are not measured at fair value at December 31, 2021 (in thousands):

	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash and equivalents	$ 273,374	$ 273,374	$ —	$ —	$ 273,374
Cash segregated under federal or other regulations	1,496,454	1,496,454	—	—	1,496,454
Restricted cash	750	750	—	—	750
Receivables from clients, net	578,889	—	578,889	—	578,889
Receivables from brokers, dealers and clearing organizations	103,266	—	103,266	—	103,266
Advisor repayable loans, net[1]	170,971	—	—	159,043	159,043
Other receivables, net	565,340	—	565,340	—	565,340
Other assets:					
Securities borrowed	9,958	—	9,958	—	9,958
Other investments	4,154	—	4,154	—	4,154
Total other assets	14,112	—	14,112	—	14,112
Liabilities					
Client payables	$ 1,711,967	$ —	$ 1,711,967	$ —	$ 1,711,967
Payables to brokers, dealers and clearing organizations	170,119	—	170,119	—	170,119
Other borrowings	35,000	—	35,000	—	35,000

_____

(1)   Includes repayable loans and forgivable loans which have converted to repayable upon advisor termination.

NOTE 4 - RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2021, receivables from and payables to brokers, dealers and clearing organizations were as follows (in thousands):

Receivables:		
Receivables from clearing organizations	$	81,311
Receivables from brokers and dealers		4,977
Securities failed-to-deliver		16,978
Total receivables	$	103,266
Payables:		
Payables to clearing organizations	$	20,112
Payables to brokers and dealers		78,080
Securities failed-to-receive		71,927
Total payables	$	170,119

LPL FINANCIAL LLC
NOTES TO THE FINANCIAL STATEMENT

NOTE 5 - PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net were as follows at December 31, 2021 (in thousands):

	Gross Carrying Value	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 668,490	$ (302,284)	$ 366,206
Computers and software	200,723	(155,509)	45,214
Furniture and equipment	1,937	(1,541)	396
Leasehold improvements	1,997	(1,852)	145
Construction in progress(1)	66,685	—	66,685
Total property and equipment, net	$ 939,832	$ (461,186)	$ 478,646

_____

(1) Construction in progress includes internal software in development of $37.7 million.

NOTE 6 - GOODWILL AND OTHER INTANGIBLES, NET

On April 30, 2021, LPLH acquired the wealth management business of Waddell & Reed Financial, Inc. for $300.0 million. During the third quarter of 2021, the registrations of advisors acquired were transferred from Waddell & Reed, LLC, a broker-dealer included as part of the acquisition, to the Company along with certain assets and liabilities related to these advisors. The Company received a contribution of $283.7 million, which included goodwill of $131.4 million, intangible assets of $118.7 million, cash of $35.0 million, other adjustments to net income of $3.5 million, and other assets and liabilities in conjunction with this transfer. This transaction was accounted for as a combination of entities under common control that resulted in a change in the reporting entity, and as a result, the assets and liabilities transferred were recognized at their carrying values on the date of transfer in the Company's statement of financial condition. See Note 1 – *Organization and Description of the Company* for additional information.

The Company recorded purchase accounting adjustments subsequent to the transfer, and at December 31, 2021, had provisionally allocated $128.6 million of LPLH's purchase price to goodwill, $122.7 million to definite-lived intangible assets, and the remainder to other assets acquired and liabilities assumed as part of the transaction. The intangible assets are comprised primarily of advisor relationships with a weighted average useful life of approximately 9 years.

A summary of the activity impacting goodwill is presented below (in thousands):

Balance at December 31, 2020	$ 195,153
Goodwill transferred from Parent	128,577
Balance at December 31, 2021	$ 323,730

The components of other intangibles, net were as follows at December 31, 2021 (dollars in thousands):

	Weighted Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Advisor relationships	6.4	$ 421,922	$ (166,449)	$ 255,473
Product sponsor relationships	5.0	31,087	(22,745)	8,342
Client relationships	5.6	14,947	(11,777)	3,170
Total intangible assets		$ 467,956	$ (200,971)	$ 266,985

LPL FINANCIAL LLC
NOTES TO THE FINANCIAL STATEMENT

NOTE 7 - OTHER ASSETS AND OTHER LIABILITIES

The components of other assets and other liabilities were as follows at December 31, 2021 (dollars in thousands):

Other assets:		
Fractional shares - investment[1]	$	114,574
Prepaid assets		110,762
Deferred compensation		17,060
Securities borrowed		9,958
Other investments		5,079
Debt issuance costs, net		765
Operating lease assets[2]		605
Other		24,643
Total other assets	$	283,446

Other liabilities:		
Unearned revenue	$	160,897
Fractional shares - repurchase obligation[1]		114,574
Deferred compensation		17,103
Operating lease liabilities[2]		630
Securities sold, but not yet purchased		572
Finance lease liabilities[2]		369
Total other liabilities	$	294,145

_____

(1)   See Note 2 - *Summary of Significant Accounting Policies* for further information.

(2)   See Note 10 - *Leases* for further information.

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows at December 31, 2021 (in thousands):

Accrued compensation	$	126,310
Accounts payable		45,704
Other accrued liabilities		119,501
Total accounts payable and accrued liabilities	$	291,515

NOTE 9 - OTHER BORROWINGS

Revolving Credit Facility

On July 31, 2019, the Company entered into a committed, unsecured revolving credit facility that matures on July 31, 2024 and allows for a maximum borrowing of up to $300.0 million (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility bear interest at a rate per annum ranging from 112.5 to 137.5 basis points over the Federal Funds Rate or Eurodollar Rate, depending on the Parent Leverage Ratio (each as defined in the credit agreement related to the Revolving Credit Facility). The credit agreement related to the Revolving Credit Facility subjects the Company to certain financial and non-financial covenants. The Company was in compliance with such covenants, and there were no borrowings outstanding on the Revolving Credit Facility as of December 31, 2021.

Other External Lines of Credit

The Company maintained six uncommitted lines of credit as of December 31, 2021. Two of the lines have unspecified limits, which are primarily dependent on the Company's ability to provide sufficient collateral. The other four lines have a total limit of $275.0 million, one of which allows for collateralized borrowings while the other three allow for uncollateralized borrowings. There was $35.0 million outstanding under these lines of credit as of December 31, 2021.

NOTE 10 - LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating and finance leases for a data center and equipment with remaining lease terms of approximately 1 year, some of which include options to extend the lease for up to 3 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Finance lease assets are included in property and equipment, net in the statement of financial condition and at December 31, 2021 were $0.9 million.

Supplemental weighted-average information related to leases at December 31, 2021 was as follows:

Weighted-average remaining lease term (years):	
Finance leases	0.6
Operating leases	1.4
Weighted-average discount rate:	
Finance leases	1.94 %
Operating leases	6.48 %

Maturities of lease liabilities as of December 31, 2021 were as follows (in thousands):

	Operating Leases	Finance Leases
2022	$ 467	$ 373
2023	194	—
Thereafter	—	—
Total lease payments	661	373
Less imputed interest	31	4
Total	$ 630	$ 369

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under service contracts and other contractual obligations with initial terms greater than one year as of December 31, 2021 were as follows (in thousands):

2022	$	75,452
2023		56,427
2024		31,718
2025		10,780
2026		167
Thereafter		161
Total	$	174,705

Guarantees

The Company occasionally enters into contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining the Company. The Company had no significant unfunded loan commitments at December 31, 2021.

Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Other Commitments

As of December 31, 2021, the Company had approximately $527.6 million of client margin loans that were collateralized with securities having a fair value of approximately $738.6 million that it can repledge, loan or sell. Of these securities, approximately $81.0 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2021, there were no restrictions that materially limited the Company's ability to repledge, loan or sell the remaining $657.6 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2021 include $19.6 million pledged to clearing organizations.

NOTE 12 - SHARE-BASED COMPENSATION, EMPLOYEE INCENTIVES AND BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing six months of service. For eligible employees, the Company matches up to 75% of the first 8% of an employee's designated deferral of their eligible compensation.

The Company participates in an employee stock purchase plan (the "ESPP"), sponsored by LPLFH, through which eligible employees are able to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

Certain employees of the Company participate in a non-qualified deferred compensation plan that permits participants to defer portions of their compensation and may receive a return based on the allocation of notional investments offered under the plan. Plan assets are held in a Rabbi Trust and accounted for in the manner described above. As of December 31, 2021, the Company has recorded assets of $17.1 million and liabilities of $17.1 million, which are included in other assets and other liabilities, respectively, in the statement of financial condition.

NOTE 13 - RELATED PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenue for services provided and incurs expense for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has intercompany service agreements to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreements, the Company also receives client support services.

Included in the intercompany service agreements are other transactions that create additional intercompany balances. The Company has related party transactions with certain significant stockholders of the Parent's common stock. Additionally, the Company provides services and charitable contributions to the LPL Financial Foundation, an organization that provides volunteer and financial support within the Company's local communities. As of December 31, 2021 the Company had a $15.3 million insurance receivable from the Parent's captive insurance subsidiary.

NOTE 14 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. The net capital rules also provide that the broker-dealer's capital may not be withdrawn if the resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2021, had net capital of $87.5 million, which was $73.2 million in excess of its minimum net capital requirement of $14.3 million. As of December 31, 2021, LPL Financial has met all capital adequacy requirements to which it is subject.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company may offer repayable loans to recruit or support the transition of an advisor to its platform. The Company also offers forgivable loans for similar purposes that may convert to repayable loans upon advisor termination. The Company may incur losses if advisors do not fulfill their obligations with respect to these loans. To mitigate this risk, the Company monitors the performance and creditworthiness of the advisor prior to offering repayable loans.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the advisor's client, subject to various regulatory and internal margin requirements, which is collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as and if issued securities. When, as and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times hold equity securities on both a long and short basis that are recorded on the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

NOTE 16 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statement was issued and has determined there were no subsequent events required to be recognized or disclosed.

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